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 FORM 4                                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION                       OMB APPROVAL
-------                                                Washington, D.C. 20549                            --------------------------
[ ]Check this box if no longer subject to                                                                OMB Number:      3235-0287
   Section 16.  Form 4 or Form 5                                                                         Expires:   January 31, 2005
   obligations may continue.  See           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 Estimated average burden
   Instruction 1(b).                                                                                     hours per response.... 0.5

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(h) of the Investment Company Act of 1940
(Print or Type Responses)
1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol      6.  Relationship of Reporting Person(s)
                                                  Hecla Mining Company                           to Issuer (Check all applicable)
   Langley Partners, L.P.                            NYSE Symbol: HL
__________________________________________  _____________________________________________    ___ Director      _X_ 10% Owner
                                                                                             ___ Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for             title below)      below)
                                               Number of Reporting     Month/Day/Year            Executive Vice President and
   535 Madison Avenue, 7th Floor               Person, if an entity    10/11/02                  Chief Corporate Officer
__________________________________________     (voluntary)          ______________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date    7.  Individual or Joint/Group Filing
   New York,      New York         10022                               of Original (Month/       (Check Applicable Line)
__________________________________________                             Day/Year)             ___ Form filed by One Reporting Person
  (City)          (State)          (Zip)                                                     _X_ Form filed by More than One
                                                                                                 Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                         2A.                                              5. Amount of
                                         Deemed   3. Trans-    4. Securities Acquired (A)    Securities
                              2. Trans-  Exe-        action       or Disposed of (D)         Beneficially 6. Ownership
                                 action  cution      Code         (Instr. 3, 4 and 5)        Owned           Form:
                                 Date    Date        (Instr.     ------------------------    Following       Direct(D) 7. Nature of
                                 (Month/ if any         8)                 (A)               Reported        or           Indirect
1.  Title of Security            Day/    (Month/    ----------    Amount   or    Price       Trans-          Indirect     Beneficial
    (Instr.3)                    Year)   Day/Year)   Code   V              (D)               actions(s)      (I)          Ownership
----------------------------- ---------  ---------  ----------   --------  ---  --------  --------------- ------------ -------------

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).                                  SEC 1474 (9-02)

                                          Potential persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number

FORM 4 (continued)       Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
                                                                                                                  6. Date
                                                                                                                     Exercisable
                                                                                                                     and
                                     2. Conver-               3A. Deemed                  5. Number of Deriv-        Expiration
                                        sion or    3. Trans-      Execution  4. Trans-       ative Securities        Date (Month/
                                        Exercise      action      Date, if      action       Acquired (A) or         Day/Year)
                                        Price of      Date        any           Code         Disposed of (D)      ---------------
                                        Deriv-        (Month/     (Month/      (Instr. 8)    (Instr. 3, 4, and 5) Date      Expir-
1. Title of Derivative Security         ative          Day/        Day/         -----   ---- - ------------------ Exercis-  ation
   (Instr. 3)                           Security       Year)       Year)        Code     V       A          D     able      Date
--------------------------------     -----------   ---------- -------------  ------------ ----------- ----------- --------  ------

Series B 7% Preferred Stock,            $15.55      10/11/02                    X(1)            (A)               Immedialy  None
par value $0.25 per share
                                                                          9. Number of
                                                                             Derivative   10. Ownership
                                                                             Securities       of Deriv-
                                                                             Beneficially     ative
                        7. Title and Amount of Underlying                    Owned            Security:
                           Securities (Instr. 3 and 4)                       Following        Direct       11. Nature of
                        ---------------------------------  8. Price of       Reported         (D) or           Indirect
                                                Amount or     Derivative     Trans-           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       action(s)        (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Series B 7% Preferred            (2)               (3)         $15.55          141,300           D(4)
Stock, par value $0.25
per share

Explanation of Responses

(1) Langley  Partners,  L.P.  has  acquired  124,500  shares of Series B 7% Preferred  Stock, par value  $0.25 per  share,  of Hecla  Mining  Company  (the "Preferred  Stock") through the exercise of its call option with Lehman Brothers Inc.,  which was comprised of long and short positions on a basket of securities of a number of companies  including the 124,500 shares of Preferred Stock.  The exercise price of the option on the basket of securities was $307,390. There was no currently determinable exercise  price for the 124,500  shares of Preferred Stock, as it could not have been purchased separately from the basket.

(2)  The title of the underlying securities is Common Stock, par value $0.25  per share, of Hecla Mining
Company (the "Common Stock").  Each share of Preferred Stock is convertible into approximately 3.2154 shares of Common Stock.

(3)  The Preferred Stock is convertible into 400,317.30 shares of Common Stock.

(4)  Langley Partners, L.P. is the record holder of 141,300 shares of Preferred Stock.  Each of Langley
Management, LLC, Langley Capital, LLC and Jeffrey Thorp, all of whom may be deemed to be the beneficial owner of the 141,300 shares of Preferred Stock held of record by Langley Partners, L.P., disclaim beneficial ownership of the reported securities except to the extent of each of their respective pecuniary interests therein, and this report shall not be deemed an admission that any such reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

                                                                                /s/ Jeffrey Thorp                  10/11/02
**Intentional misstatements or omissions of facts constitute                    -------------------------------   ----------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person      Date
  15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.    Jeffrey Throp, in his capacity as
       If space provided is insufficient, see Instruction 6 for procedure.      managing member of each of Langley
                                                                                Management, LLC and Langley Capital,
                                                                                LLC, the general partners of Langley
                                                                                Partners, L.P.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number

                            Joint Filer Information
                            -----------------------

1. Name:        Langley Management, LLC

2. Address:     535 Madison Avenue, 7th Floor
                New York, NY 10022

3. Designated Filer:    Langley Partners, L.P.

4.Issuer & Ticker Symbol:       Hecla Mining Company
                                NYSE Symbol: HL

5.Date of Event Requiring Statement:    October 11, 2002

/s/ Jeffrey Thorp                       10/11/02
--------------------------------        --------
Jeffrey Thorp, in his capacity as        Date
managing member of Langley
Management, LLC

                            Joint Filer Information
                            -----------------------

1. Name:        Langley Capital, LLC

2. Address:     535 Madison Avenue, 7th Floor
                New York, NY 10022

3. Designated Filer:    Langley Partners, L.P.

4. Issuer & Ticker Symbol:      Hecla Mining Company
                                NYSE Symbol: HL

5. Date of Event Requiring Statement:   October 11, 2002

/s/ Jeffrey Thorp                       10/11/02
--------------------------------------  --------
Jeffrey Thorp, in his capacity as       Date
managing member of Langley
Capital, LLC

                            Joint Filer Information
                            -----------------------

1. Name:        Jeffrey Thorp

2. Address:     535 Madison Avenue, 7th Floor
                New York, NY 10022

3. Designated Filer:    Langley Partners, L.P.

4. Issuer & Ticker Symbol:      Hecla Mining Company
                                NYSE Symbol: HL

5. Date of Event Requiring Statement:   October 11, 2002

/s/ Jeffrey Thorp                       10/11/02
------------------------------------    --------
Jeffrey Thorp                           Date
managing member of Langley
Capital, LLC